EVOFEM BIOSCIENCES, INC.
12400 High Bluff Drive, Suite 600
San Diego, CA 92130

November 26, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Greg Dundas

RE:     Evofem Biosciences, Inc.
Registration Statement on Form S-3
Filed November 18, 2019
File No. 333-234769
Request for Acceleration

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Evofem Biosciences, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to December 2, 2019, at 9:00 a.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Christina Balestracci of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-4835, with any comments or questions regarding the Registration Statement.

Very truly yours,

EVOFEM BIOSCIENCES, INC.

/s/ Justin J. File
Justin J. File
Chief Financial Officer

cc:     Alexander Fitzpatrick, Evofem Biosciences, Inc.
Adam Lenain, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.